JCRA FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2016

ASSETS

Cash	$	829,256
Accounts receivable		664,447
Receivable from related parties		35,028
Prepaid expenses and other		172,030
Furniture and computer equipment, net of accumulated depreciation of $139,699		109,050
Total assets	$	1,809,811

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	363,801
Deferred lease		15,408
Accounts payable to related parties		384,689
Total Liabilities		763,898
Members' equity:		
Contributed capital		932,000
Accumulated equity		113,913
Total members' equity		1,045,913
Total liabilities and members' equity	$	1,809,811

The accompanying notes are an integral part of these financial statements.